DELTA TECHNOLOGY HOLDINGS LIMITED
16 KAIFA AVENUE
DANYANG, JIANGSU
PEOPLE'S REPUBLIC OF CHINA

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on January 21, 2019. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on January 21, 2019. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

E54786-P16583 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DELTA TECHNOLOGY HOLDINGS LIMITED

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR ALL" OF PROPOSAL 1 AND "FOR" PROPOSALS 2 TO 4 SET FORTH BELOW.

	For All	Withhold All	For All Except
1. To elect the nominees listed in the Proxy Statement to the Company's Board of Directors.	☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

Nominees:

01) Long Yi
02) Jiehui Fan
03) Linchai Zhang
04) Changguang Wu
05) Anatoly Danilitskiy
06) Lizhong Zhang
07) Yeyun Tan

		For	Against	Abstain
2.	To ratify the selection of Centurion ZD CPA & Co. ("**Centurion**") as the Company's independent registered public accounting firm for year ending June 30, 2019.	☐	☐	☐
3.	To ratify and approve, for purposes of complying with applicable NASDAQ Listing Rules, issuance of 7,500,000 ordinary shares ("**Ordinary Shares**"), par value $0.0001 per share, pursuant to certain Securities Purchase Agreement dated December [TBD], 2018 in a private placement to certain "non-U.S. Persons" as defined in Regulation S (the "**Private Placement**").	☐	☐	☐
4.	To transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.	☐	☐	☐

For address changes and/or comments, please check this box and write them on the back where indicated. ☐

	Yes	No
Please indicate if you plan to attend this meeting.	☐	☐

Please sign exactly as your name or names appear(s) in the Company's stock transfer books. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement and Form 10-K are available at www.proxyvote.com.

E54787-P16583

DELTA TECHNOLOGY HOLDINGS LIMITED
16 KAIFA AVENUE
DANYANG, JIANGSU
PEOPLE'S REPUBLIC OF CHINA

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held at 10 a.m. on January 22, 2019 Local Time
(Record Date – December 26, 2018)

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Long Yi as proxy of the undersigned, with full power to appoint his substitute, and hereby authorizes him to represent and to vote all the shares of stock of Delta Technology Holdings Limited ("**we**," "**us**," "**Delta**" or the "**Company**"), which the undersigned is entitled to vote, as specified on the reverse side, at the Annual Meeting of Stockholders of Delta Technology Holdings Limited on Tuesday, January 22, 2019, at 10 a.m., local time, at 16 Kaifa Avenue, Danyang, Jiangsu, People's Republic of China and at any adjournment or postponement thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED STOCKHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE RECOMMENDATION OF THE BOARD OF DIRECTORS FOR EACH OF THE PROPOSALS. This proxy authorizes the above designated proxy to vote in his discretion on such other business as may properly come before the meeting or any adjournments or postponements thereof to the extent authorized by Rule 14a-4(c) promulgated under the Securities Exchange Act of 1934, as amended.

Address Changes/Comments: ______________________________

____

(If you noted any Address Changes and/or Comments above, please mark corresponding box on the reverse side.)

Continued and to be signed on reverse side